5-50900


RECD S.E.C.
APR 1 6 2007
1080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	[X]

南茂科技股份有限公司
(Name of Subject Company)

ChipMOS TECHNOLOGIES INC.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

ChipMOS TECHNOLOGIES INC.
(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

To be determined
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Announcement, dated April 13, 2007, published on Market Observation Publication System of the Taiwan Stock Exchange (English translation)

(b) Not applicable.

Item 2. Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Item 1(a).

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the "SEC"), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES INC.

By: 

Name: Shih-Jye Cheng

Title: Chairman and President

Reporting

Reporting Date: April 13, 2007

<table>
<tr><td>Company Code</td><td>8150</td></tr>
<tr><td>Reporting Series Number</td><td>1</td></tr>
<tr><td>Type of Merger and Acquisition (Ex. Merger, Spin-off, and Transfer of Shares)</td><td>Share Exchange</td></tr>
<tr><td>Date of Occurrence</td><td>April 12 2007</td></tr>
<tr><td colspan="2">Name of Participating Companies (Ex. the other party of the merger, the new company set up as a result of de-merger, or the acquirer of the transferred shares)
ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td colspan="2">The Counterparty of the Transaction (Ex. the other party of the merger, de-merger, the acquirer of the transferred shares)
ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td>Whether the counterparty is the interested party</td><td>Yes</td></tr>
<tr><td colspan="2">The Relationship between the counterparty and the Company:
The largest shareholder of the Company.</td></tr>
<tr><td colspan="2">The Purpose of Merger and Acquisition:
Given that 94.2% of the total issued shares of this Company is owned by ChipMOS TECHNOLOGIES (Bermuda) LTD. and this Company held the treasury stocks at the number of 5% of the total issued shares of the Company, in order to pursue the best interest of all shareholders, this Company will contemplate the share exchange transaction with ChipMOS TECHNOLOGIES (Bermuda) LTD. a company listed at NASDAQ, in accordance with the Corporate Merger & Acquisition Act so as to let this Company become a wholly-owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD..</td></tr>
<tr><td colspan="2">The Estimated Revenue after the M&A Transaction
As ChipMOS TECHNOLOGIES (Bermuda) LTD. has listed its shares at NASDAQ, the shareholders of the Company will directly participate in this market and therefore the liquidity of their holding shares is increased as a result. In addition, the performance result of this Company could be fully reflected on the stock price of ChipMOS TECHNOLOGIES (Bermuda) LTD.</td></tr>
<tr><td colspan="2">The M&A effect on EPS and Net Book Value per Share ("BPS"):
This transaction will simplify the corporate ownership structure of both companies. However, the EPS and BPS of the Company after the share exchange transaction would not be affected.</td></tr>
</table>

The Share Exchange Ratio and its Calculation Basis:

Each eight point four common shares of this Company could be exchanged to one common share of ChipMOS TECHNOLOGIES (Bermuda) LTD. As a result, it is temporarily determined that ChipMOS TECHNOLOGIES (Bermuda) LTD. will issue 858,847 common shares to the shareholders of this Company.

The Expected Share Exchange Record Date:

December 1, 2007

The Relevant Information for the Assumption of Debts by the Existing or New Company.

Not applicable.

The Basic Information of Participating Company

(1) ChipMOS TECHNOLOGIES INC. provides IC back-end service, including high-frequency, high-density memory, mixed-signal and communication IC packaging and testing services.

(2) ChipMOS TECHNOLOGIES (Bermuda) LTD., a company listed at NASDAQ, is a holding company incorporated at Bermuda and holds 94.2% of the total issued shares of this Company.

The Relevant Matters of Spin-off:

Not Applicable

The Conditions and Restrictions for the Transfer of the Shares in the Future:

The acquired shares shall be subject to the transfer restrictions under the securities regulations of the United States.

Other Important Clauses: Clauses with respect to Appraisal Rights of Dissenting Shareholders, Term of the Directors and Supervisors, Closing Conditions, Representation and Warranties, Covenants, Termination

If there is any director objecting against this Transaction: No

END